
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 7, 2015
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 7, 2015, MGE Energy, Inc. (the Company) issued a press release announcing its first-quarter 2015 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None
(b) Pro forma financial information: None
(c) Shell company transactions: None
(d) Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: May 7, 2015

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated May 7, 2015

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on May 7, 2015.

EXHIBIT 99.1

News

MGE Energy Reports First-Quarter Earnings

Madison, Wis., May 7, 2015—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended March 31, 2015, of $18.3 million, or 53 cents per share, compared to $27.7 million, or 80 cents per share, for the same period in the prior year.

During the first quarter of 2015, gas net income decreased due to a 20.7% decrease in gas retail sales reflecting lower customer demand compared to the demand resulting from the extremely cold weather experienced in 2014. The average temperature in January was 20.1 degrees compared to 11.5 degrees in the prior year. Normal average temperatures in January is 19.6 degrees. Electric net income was also lower in part due to lower customer demand when compared to the much colder weather in 2014.

Also contributing to the decline in net income for the first quarter of 2015 was a decrease in lower allowance for funds used during construction and higher depreciation expense primarily related to the construction for the environmental controls at the Columbia Energy Center in 2014. The Columbia units were placed in-service in April and July 2014.

About MGE Energy

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 143,000 customers in Dane County, Wis., and purchases and distributes natural gas to 149,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended March 31,	2015	2014
Operating revenue	$170,134	$210,245
Operating income	$31,851	$43,971
Net income	$18,278	$27,717
Earnings per share (basic and diluted)	$0.53	$0.80
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact Steve Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com